Filed by NuVasive, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: NuVasive, Inc.

Commission File No.: 000-50744

Email to all NuVasive Employees

Keeping employees updated on the latest integration planning efforts related to the announced combination of NuVasive and Globus Medical

KEY TAKEAWAYS:

•	We’ve reached an exciting milestone—filing the definitive proxy statement with the SEC and scheduling the special meeting for shareholders to vote on the transaction.

•	We continue to make progress on integration planning with cross-company collaboration.

Key milestone reached: Filing definitive proxy statement

In our March 3rd update, we shared a key step during sign-to-close was filing disclosure documents with the U.S. Securities and Exchange Commission (SEC) and obtaining the required shareholder votes (for both NuVasive and Globus).

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Because the transaction requires a shareholder vote, we are required under SEC rules to provide shareholders with a proxy statement containing information about the transaction and how they can vote their shares.

•	We worked with Globus to prepare and file with the SEC a joint proxy statement related to the transaction.

•	The SEC review process for such filings can be lengthy at times and, other times, the SEC decides not to conduct a review at all—this was the case with our transaction.

•	As a result, on March 28, we filed our definitive proxy statement (available on the IR page of nuvasive.com) and scheduled a special meeting of shareholders to vote on the combination with Globus.

Why this matters?

•	This is a meaningful milestone on our journey toward close—we can now hold a special meeting for our shareholders to vote on the deal.

•	Over the coming days, all NuVasive shareholders will receive copies of the proxy materials.

•	On April 27, NuVasive and Globus will each hold shareholder meetings to obtain votes on the deal. As discussed in the proxy statement, the NuVasive meeting will take place virtually.

•	If you hold shares of NuVasive common stock, you should read the proxy statement for more information, including how to vote your shares.

REMINDER: In addition to the shareholder vote, there are still other steps in the sign-to-close process, including obtaining anti-trust approval from U.S. governmental agencies as well as advancing integration planning.

Integration planning progress continues

In the meantime, integration planning continues to progress.

•	We now have draft charters and project plans for all value and functional workstreams.

•	Cross-company visits and collaborative meetings are continuing.

•	Initial work is being done on the interim operating structure for the new company and we remain focused on critical “Day 1” priorities.

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The interim operating structure will address things like how we organize and run the new company in the short-term (i.e., upon close), with the intent of further developing detailed structure, policies and guidelines in the long term.

As we’ve shared previously, bringing together two companies like ours and Globus is a massive undertaking. We are prioritizing near-term milestones like reaching deal close and “Day 1” priorities, knowing there will also be long-term work to fully integrate in the months following close.

What’s next?

•	Conduct the special meetings of shareholders on April 27 to obtain deal approval from NuVasive and Globus shareholders

•	Continued cross-company collaboration to make progress against value and functional workstream project plans

Reminders

•	Until the transaction is complete, NuVasive and Globus will continue to operate as separate companies.

•	The transaction is still expected to close in the middle of 2023, subject to the approval of both companies’ shareholders, regulatory approval, and other closing conditions.

•	During this period, we must all remain focused on our responsibilities and continue to run the business.

•	We’ll continue to share integration planning updates in this format, bi-weekly, to keep you updated on the deal between now and close.

Nuvanet information page Refer to the NuVasive + Globus Medical information page on Nuvanet for previously released messages, the most current employee FAQs and other updates related to the deal.

For internal use only—do not forward or distribute outside the company.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Information About the Transaction and Where To Find It

This communication relates to a proposed business combination of NuVasive and Globus Medical. In connection with the proposed transaction, Globus Medical filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2023, which was amended on March 24, 2023 and that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed transaction and the attendant benefits and risks. The registration statement was declared effective on March 28, 2023, and Globus Medical and NuVasive commenced mailing of the definitive joint proxy statement/prospectus to their respective stockholders on March 29, 2023. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement statement/prospectus or the registration statement on Form S-4 or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed by Globus Medical or NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive, as applicable. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

Participants in the Solicitation

Globus Medical, NuVasive, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Globus Medical and their ownership of Globus Medical stock is set forth in Globus Medical’s annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023 and March 16, 2023, respectively. Information regarding NuVasive’s directors and executive officers is contained in NuVasive’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. Certain directors and executive officers of Globus Medical and NuVasive may have a direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction is included in the joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing or at all, (ii) a condition to closing of the transaction may not be satisfied, including obtaining shareholder and regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xi) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, and (xiii) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 initially filed by Globus Medical with the SEC on March 10, 2023, as amended on March 24, 2023, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Globus Medical’s or NuVasive’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Information About the Transaction and Where To Find It

This communication relates to a proposed business combination of NuVasive and Globus Medical. In connection with the proposed transaction, Globus Medical filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2023, which was amended on March 24, 2023 and that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed transaction and the attendant benefits and risks. The registration statement was declared effective on March 28, 2023, and Globus Medical and NuVasive commenced mailing of the definitive joint proxy statement/prospectus to their respective stockholders on March 29, 2023. Globus Medical and NuVasive may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement statement/prospectus or the registration statement on Form S-4 or any other document which Globus Medical or NuVasive may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GLOBUS MEDICAL AND NUVASIVE ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed by Globus Medical or NuVasive with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Globus Medical and NuVasive, as applicable. Requests for copies of the joint proxy statement/ prospectus and other documents filed by Globus Medical with the SEC may be made by contacting Keith Pfeil, Chief Financial Officer by phone at (610) 930-1800 or by email at kpfeil@globusmedical.com, and request for copies of the joint proxy statement/prospectus and other documents filed by NuVasive may be made by contacting Matt Harbaugh, Chief Financial Officer, by phone at (858) 210-2129 or by email at investorrelations@nuvasive.com.

Participants in the Solicitation

Globus Medical, NuVasive, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Globus Medical and their ownership of Globus Medical stock is set forth in Globus Medical’s annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023 and March 16, 2023, respectively. Information regarding NuVasive’s directors and executive officers is contained in NuVasive’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. Certain directors and executive officers of Globus Medical and NuVasive may have a direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Globus Medical’s and NuVasive’s shareholders in connection with the proposed transaction is included in the joint proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” and similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing or at all, (ii) a condition to closing of the transaction may not be satisfied, including obtaining shareholder and regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against Globus Medical, NuVasive or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of Globus Medical’s or NuVasive’s common stock and on Globus Medical’s or NuVasive’s businesses or operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of Globus Medical and NuVasive to integrate, their businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm Globus Medical’s or NuVasive’s business, including current plans and operations, (xi) the ability of Globus Medical or NuVasive to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, and (xiii) the other risks described in Globus Medical’s and NuVasive’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 initially filed by Globus Medical with the SEC on March 10, 2023, as amended on March 24, 2023, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Globus Medical’s or NuVasive’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Globus Medical nor NuVasive assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.